Exhibit 99.5

In accordance with its normal practice, Imperial Tobacco Group will be issuing a trading update statement for the financial year to 30 September 2007.  It is intended that this will be on Wednesday 19 September 2007.

Preliminary results for the financial year are expected to be released on Tuesday 30 October 2007.

ENQUIRIES

Alex Parsons	John Nelson-Smith
Imperial Tobacco Group	Imperial Tobacco Group
Group Media Relations Manager	Investor Relations Manager
Tel +44 (0)7967 467241	Tel: +44 (0)117 933 7032